UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

FUSION TELECOMMUNICATIONS INTERNATIONAL, INC.
(Name of Issuer)
COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
36113B400
(CUSIP Number)

Marvin S. Rosen
C/O Fusion Telecommunications International, Inc.
420 Lexington Avenue, Suite 1718
New York, NY 10170
(212) 201-2400

Copies to:

Dennis J. Block
Greenberg Traurig, LLP
200 Park Avenue
New York, NY 10166
(212) 801-2222

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 26, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36113B400
1	Names of reporting persons Marvin S. Rosen
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds PF, OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 2,061,064(1)
	8	Shared voting power 0
	9	Sole dispositive power 2,061,064(1)
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 2,061,064(1)
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 9.15%(2)
14	Type of reporting person IN

(1) As of August 31, 2017, the aggregate number of shares includes (i) 286,539 shares of Fusion Telecommunications International, Inc.’s (the “Issuer”) common stock, par value $0.01 per share (the “Common Stock”), issuable upon the exercise of Common Stock purchase warrants, (ii) 55,000 shares of Common Stock issuable upon the exercise of options, (iii) 144,400 shares of Common Stock issuable upon conversion of 722 shares of Series B-2 preferred stock, (iv) 1,610 shares of Common Stock held in a self-directed IRA, and (v) 1,372 shares of Common Stock issuable upon conversion of 50 shares of Series A-1 preferred stock and 25 shares of Series A-2 preferred stock.
(2) Based on 22,505,365 shares reported to be outstanding as of August 7, 2017, as reported on Form 10-Q filed by the Issuer on August 14, 2017.

CUSIP No. 36113B400
1	Names of reporting persons Birch Communications Holdings, Inc.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Georgia
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 2,381,937(1)
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 2,381,937(1)
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 10.5%(2)
14	Type of reporting person CO

(1) Birch Communications Holdings, Inc. (“Birch”) does not own any shares of the Common Stock directly, but by virtue of the Support Agreement (as defined below), each of the other Reporting Persons have provided Birch an irrevocable proxy over a certain number of their respective shares, therefore Birch may be deemed to beneficially own these shares of Common Stock due to Birch’s right to vote up to an aggregate of 2,381,937 shares of Common Stock with respect to the matters covered by the Support Agreement. However, Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended, Birch disclaims any beneficial ownership in the Common Stock.
(2) Based on 22,505,365 shares reported to be outstanding as of August 7, 2017, as reported on Form 10-Q filed by the Issuer on August 14, 2017.

CUSIP No. 36113B400
1	Names of reporting persons Matthew D. Rosen
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds PF, OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 378,002(1)
	8	Shared voting power 0
	9	Sole dispositive power 378,002(1)
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 378,002(1)
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 1.7%(2)
14	Type of reporting person IN

(1) As of August 31, 2017, the aggregate number of shares includes (i) 216,334 shares of Common Stock issuable upon the exercise of options, (ii) 24,591 shares of Common Stock issuable upon the exercise of Common Stock purchase warrants, (iii) 76 shares of Series B-2 preferred stock convertible into 15,200 shares of Common Stock, and (iv) 50 shares of Series A-1 and 5 shares of Series A-2 preferred stock convertible into a total of 820 shares of Common Stock.
(2) Based on 22,505,365 shares reported to be outstanding as of August 7, 2017, as reported on Form 10-Q filed by the Issuer on August 14, 2017.

CUSIP No. 36113B400
1	Names of reporting persons Philip D. Turits
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds PF, OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 117,516(1)
	8	Shared voting power 0
	9	Sole dispositive power 117,516(1)
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 117,516(1)
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.5%(2)
14	Type of reporting person IN

(1) As of August 31, 2017, the aggregate number of shares includes (i) 29 shares of Common Stock owned by his wife, (ii) 1,450 shares of Common Stock issuable upon the exercise of Common Stock purchase warrants, (iii) 24,550 shares of Common Stock issuable upon the exercise of options, (iv) 5 shares of Series B-2 preferred stock convertible into 1,000 shares of Common Stock, (v) 25 shares of Series A-1 and 30 shares of Series A-2 preferred stock convertible into a total of 1,167 shares of Common Stock.
(2) Based on 22,505,365 shares reported to be outstanding as of August 7, 2017, as reported on Form 10-Q filed by the Issuer on August 14, 2017.

CUSIP No. 36113B400
1	Names of reporting persons Michael J. Del Giudice
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds PF, OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 65,928(1)
	8	Shared voting power 0
	9	Sole dispositive power 65,928(1)
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 65,928 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.3%(2)
14	Type of reporting person IN

(1) As of August 31, 2017, the aggregate number of shares includes (i) 5,020 shares of Common Stock issuable upon the exercise of options, (ii) 3,984 shares of Common Stock issuable upon the exercise of Common Stock purchase warrants, of which 3,664 shares are held in the name of Catskill Investor Group, LLC, (iii) 11,381 shares of Common Stock held in the name of Catskill Investor Group, LLC, (iv) 5 shares of Series B-2 preferred stock convertible into 1,000 shares of Common Stock, and (v) 200 shares of Series A-1 and 75 shares of Series A-2 preferred stock owned by Catskill Investor Group, LLC, that are convertible into a total of 4,799 shares of Common Stock.
(2) Based on 22,505,365 shares reported to be outstanding as of August 7, 2017, as reported on Form 10-Q filed by the Issuer on August 14, 2017.

CUSIP No. 36113B400
1	Names of reporting persons Jack Rosen
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds PF, OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 123,885(1)
	8	Shared voting power 0
	9	Sole dispositive power 123,885(1)
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 123,885(1)
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.6%(2)
14	Type of reporting person IN

(1) As of August 31, 2017, the aggregate number of shares includes (i) 20,539 shares of Common Stock issuable upon the exercise of Common Stock purchase warrants held in the name of Rosen Partners, LLC, and 9,600 held in the name Rosen-Kaiyuan, LLC, of which Jack Rosen is the managing member, (ii) 53,868 shares of Common Stock held by Rosen Partners, LLC and 13,691 shares of Common Stock held by Rosen-Kaiyuan, LLC, (iii) 4,170 shares of Common Stock issuable upon the exercise of options, (iv) 150 shares of Series B-2 preferred stock convertible into 30,000 shares of Common Stock held in the name of Rosen-Kaiyuan, LLC, and (v) 200 shares of Series A-1 and 50 shares of Series A-2 preferred stock convertible into a total of 4,112 shares of Common Stock.
(2) Based on 22,505,365 shares reported to be outstanding as of August 7, 2017, as reported on Form 10-Q filed by the Issuer on August 14, 2017.

CUSIP No. 36113B400
1	Names of reporting persons Larry Blum
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds PF, OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 59,705(1)
	8	Shared voting power 0
	9	Sole dispositive power 59,705(1)
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 59,705(1)
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.3%(2)
14	Type of reporting person IN

(1) As of August 31, 2017, the aggregate number of shares includes (i) 42,536 shares of Common Stock held in trusts for which his wife serves as trustee, (ii) 6,399 shares of Common Stock issuable upon the exercise of Common Stock purchase warrants held in trusts for which his wife serves as trustee, (iii) 4,170 shares of Common Stock issuable upon the exercise of options, and (iv) 33 shares of Series B-2 preferred stock convertible into 6,600 shares of Common Stock held in trusts for which his wife serves as trustee.
(2) Based on 22,505,365 shares reported to be outstanding as of August 7, 2017, as reported on Form 10-Q filed by the Issuer on August 14, 2017.

CUSIP No. 36113B400
1	Names of reporting persons Paul C. O’Brien
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds PF, OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 220,320(1)
	8	Shared voting power 0
	9	Sole dispositive power 220,320(1)
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 220,320(1)
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 1%(2)
14	Type of reporting person IN

(1) As of August 31, 2017, the aggregate number of shares includes (i) 5,020 shares of Common Stock issuable upon the exercise of options, (ii) 3,200 shares of Common Stock issuable upon the exercise of Common Stock purchase warrants, (iii) 50 shares of Series B-2 preferred stock convertible into 10,000 shares of Common Stock, and (iv) 100 shares of Series A-1 preferred stock convertible into 1,368 shares of Common Stock.
(2) Based on 22,505,365 shares reported to be outstanding as of August 7, 2017, as reported on Form 10-Q filed by the Issuer on August 14, 2017.

CUSIP No. 36113B400
1	Names of reporting persons William Rubin
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds PF, OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 209,215(1)
	8	Shared voting power 0
	9	Sole dispositive power 209,215(1)
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 209,215(1)
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.9%(2)
14	Type of reporting person IN

(1) As of August 31, 2017, the aggregate number of shares includes (i) 4,650 shares of Common Stock issuable upon the exercise of options, (ii) 200 shares of Series B-2 preferred stock convertible into 40,000 shares of Common Stock, and (iii) 31,513 shares of Common Stock issuable upon the exercise of Common Stock purchase warrants.
(2) Based on 22,505,365 shares reported to be outstanding as of August 7, 2017, as reported on Form 10-Q filed by the Issuer on August 14, 2017.

ITEM 1. Security and Issuer

This Amendment No. 1 (this “Amendment”) amends the Schedule 13D originally filed by Marvin S. Rosen on September 5, 2017 (the “Original Schedule 13D”). This Amendment is filed by Marvin S. Rosen, for and on behalf of himself and Birch Communications Holdings, Inc. (“Birch”), Matthew D. Rosen, Philip D. Turits, Michael J. Del Giudice, Jack Rosen, Larry Blum, Paul C. O’Brien and William Rubin (together, the “Reporting Persons”) with respect to the shares of common stock, par value $0.01 (the “Common Stock”) of Fusion Telecommunications International, Inc. (the “Issuer”).

The address of the principal executive offices of the Issuer is 420 Lexington Avenue Suite 1718, New York, NY 10170.

ITEM 2. Identity and Background

Item 2 is hereby supplemented as follows:

(a)
This Schedule 13D is filed by:

i.
Marvin S. Rosen;

ii.
Matthew D. Rosen;

iii.
Philip D. Turits;

iv.
Michael J. Del Giudice;

v.
Jack Rosen;

vi.
Larry Blum;

vii.
Paul C. O’Brien;

viii.
William Rubin; and

ix.
Birch Communications Holdings, Inc.

(the individuals named in clauses “i” through “viii” are each referred to as the “Individual” and collectively as, the “Individuals”).

(b)           The address of the business office of the Individuals is C/O Fusion Telecommunications International, Inc., 420 Lexington Avenue, Suite 1718, New York, NY 10170. The address of the business office of Birch is 320 Interstate North Parkway SE, Atlanta, GA 30339.

(c)           The principal occupations of each Reporting Person is incorporated herein by reference to Annex A.

(d)           The Reporting Persons, and to Birch’s knowledge, the individuals listed in Annex B, have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           The Reporting Persons, and to Birch’s knowledge, the individuals listed in Annex B, have not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Each Individual is a citizen of the United States.

ITEM 4. Purpose of Transaction.

Item 4 is hereby supplemented as follows:

As previously disclosed, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Birch and Fusion BCHI Acquisition LLC, a Delaware limited liability company and a wholly owned subsidiary of the Issuer (“Merger Sub”). Pursuant to the Merger Agreement, among other things, Birch will be merged with and into Merger Sub (the “Merger”) with Merger Sub being the surviving entity of the Merger, as a direct, wholly-owned subsidiary of the Issuer.

Following the effective date of the Merger (the “Effective Date”), (i) Marvin S. Rosen will resign as Chairman of the Issuer’s Board of Directors and (ii) Matthew D. Rosen will remain Chief Executive Officer of the Issuer and will serve as the Chairman of the Issuer’s Board of Directors, both on a post-Merger basis.

Concurrent with the execution of the Merger Agreement, the Reporting Persons entered into a support agreement, dated as of August 26, 2017 (the “Support Agreement”), pursuant to which the Reporting Persons have agreed, among other things, subject to the terms and conditions of the Support Agreement, to grant Birch an irrevocable proxy to vote each of the Individuals’ shares of Common Stock in favor of the approval of the Merger at the meeting of the Issuer’s stockholders, and to take certain actions in furtherance of the other transactions contemplated thereby. The Support Agreement does not convey to Birch any direct or indirect ownership interest in the Individuals’ shares of Common Stock, and all rights, ownership and economic benefits of, and relating to, each Individual’s shares remain vested in and belong to such Individual.

Pursuant to the Support Agreement, Birch’s irrevocable proxy grants it the right to vote an aggregate of 2,381,937 shares of Common Stock comprised of: (i) 1,768,415 shares of Common Stock beneficially owned by Marvin S. Rosen; (ii) 137,075 shares of Common Stock beneficially owned by Matthew D. Rosen; (iii) 91,216 shares of Common Stock beneficially owned by Philip D. Turits; (iv) 64,220 shares of Common Stock beneficially owned by Michael J. Del Giudice; (v) 104,448 shares of Common Stock beneficially owned by Jack Rosen; (vi) 49,251 shares of Common Stock beneficially owned by Larry Blum; (vi) 103,452 shares of Common Stock beneficially owned by Paul C. O’Brien; and (vii) 63,860 shares of Common Stock beneficially owned by William Rubin.

Additionally, pursuant to the Support Agreement, during the period of August 26, 2017 until the earlier of (i) the termination of the Support Agreement in accordance with the terms therein, (ii) the termination of the Merger Agreement in accordance with the terms therein, (iii) the Effective Date, (iv) with regard to any Individual, the entry by the Issuer, without prior written consent of the Individual, into any amendment or modification of the Merger Agreement which results in (A) a change which is materially adverse to the Individual or (B) the extension of the outside date of the Merger Agreement (i.e., April 2, 2018 or a later date (but no later than April 30, 2018, if an extension is necessary to obtain certain regulatory and governmental approvals)), or (v) the mutual written agreements of the Reporting Persons to terminate the Support Agreement, each of the Reporting Persons has agreed to vote its Common Stock, or cause its Common Stock to be voted (x) for approval of the Merger Agreement and any transactions contemplated thereby (including the Merger) and (y) against: (A) any Alternative Proposal (as defined in the Merger Agreement), (B) any action that would reasonably be expected to result in (1) a breach of or failure to perform any representation, warranty, covenant or agreement of the Issuer under the Merger Agreement or (2) any of the conditions set forth in Article VII of the Merger Agreement not being satisfied, or (C) any action that would prevent or materially delay or would reasonably be expected to prevent or materially delay, consummation of the Merger.

The foregoing descriptions of the Merger Agreement and the Support Agreement do not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement and Support Agreement. The full text of the Merger Agreement is attached as Exhibit 10.1.1 to the Issuer’s Current Report on Form 8-K filed on August 30, 2017, as subsequently amended and supplemented, and the full text of the Support Agreement is filed as Exhibit 22 to the Original Schedule 13D, as subsequently amended and supplemented. Both of these exhibits are incorporated herein by reference.

ITEM 5. Interest in Securities of the Issuer.

Item 5 is hereby supplemented as follows:

(a)-(b)  The beneficial ownership percentage of the Reporting Persons is calculated based upon 22,505,365 shares of Common Stock reported to be outstanding as of August 7, 2017, as reported on Form 10-Q filed by the Issuer on August 14, 2017.

(1)
Marvin S. Rosen
a.
Amount beneficially owned: 2,061,064 Common Stock
b.
Percent of class: 9.15%
c.
Number of Common Shares as to which the person has:
i.
Sole power to vote or direct the vote: 2,061,064
ii.
Shared power to vote or to direct the vote: 0
iii.Sole power to dispose or to direct the disposition of: 2,061,064
iv.Shared power to dispose or to direct the disposition of: 0
(2)
Birch Communications Holdings, Inc.
a.
Amount beneficially owned: 2,381,937 Common Stock
b.
Percent of class: 10.5%
c.
Number of Common Shares as to which the person has:
i.
Sole power to vote or direct the vote: 0
ii.
Shared power to vote or to direct the vote: 2,381,937
iii.Sole power to dispose or to direct the disposition of: 0
iv.Shared power to dispose or to direct the disposition of: 0
(3)
Matthew D. Rosen
a.
Amount beneficially owned: 378,002 Common Stock
b.
Percent of class: 1.7%
c.
Number of Common Shares as to which the person has:
i.
Sole power to vote or direct the vote: 378,002
ii.
Shared power to vote or to direct the vote: 0
iii.Sole power to dispose or to direct the disposition of: 378,002
iv.Shared power to dispose or to direct the disposition of: 0
(4)
Philip D. Turits
a.
Amount beneficially owned: 117,516 Common Stock
b.
Percent of class: 0.5%
c.
Number of Common Shares as to which the person has:
i.
Sole power to vote or direct the vote: 117,516
ii.
Shared power to vote or to direct the vote: 0
iii.Sole power to dispose or to direct the disposition of: 117,516
iv.Shared power to dispose or to direct the disposition of: 0
(5)
Michael J. Del Giudice
a.
Amount beneficially owned: 65,928 Common Stock
b.
Percent of class: 0.3%
c.
Number of Common Shares as to which the person has:
i.
Sole power to vote or direct the vote: 65,928
ii.
Shared power to vote or to direct the vote: 0
iii.Sole power to dispose or to direct the disposition of: 65,928
iv.Shared power to dispose or to direct the disposition of: 0
(6)
Jack Rosen
a.
Amount beneficially owned: 123,885 Common Stock
b.
Percent of class: 0.6%
c.
Number of Common Shares as to which the person has:
i.
Sole power to vote or direct the vote: 123,885
ii.
Shared power to vote or to direct the vote: 0
iii.Sole power to dispose or to direct the disposition of: 123,885
iv.Shared power to dispose or to direct the disposition of: 0
(7)
Larry Blum
a.
Amount beneficially owned: 59,705 Common Stock
b.
Percent of class: 0.3%
c.
Number of Common Shares as to which the person has:

i.
Sole power to vote or direct the vote: 59,705
ii.
Shared power to vote or to direct the vote: 0
iii.Sole power to dispose or to direct the disposition of: 59,705
iv.Shared power to dispose or to direct the disposition of: 0
(8)
Paul C. O’Brien
a.
Amount beneficially owned: 220,320 Common Stock
b.
Percent of class: 1%
c.
Number of Common Shares as to which the person has:
i.
Sole power to vote or direct the vote: 220,320
ii.
Shared power to vote or to direct the vote: 0
iii.Sole power to dispose or to direct the disposition of: 220,320
iv.Shared power to dispose or to direct the disposition of: 0
(9)
William Rubin
a.
Amount beneficially owned: 209,215 Common Stock
b.
Percent of class: 0.9%
c.
Number of Common Shares as to which the person has:
i.
Sole power to vote or direct the vote: 209,215
ii.
Shared power to vote or to direct the vote: 0
iii.Sole power to dispose or to direct the disposition of: 209,215
iv.Shared power to dispose or to direct the disposition of: 0

Except as set forth above, no Reporting Person nor, to the best of Birch’s knowledge, any of the individuals named in Annex B hereto, beneficially own any shares of Common Stock.

The Reporting Persons disclaim beneficial ownership of any Common Stock, pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons are the beneficial owners of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) In addition to the transactions disclosed in the Original Schedule 13D, on June 30, 2017:

(1)
Matthew D. Rosen received 809 shares of Common Stock as a dividend payment for his shares of the Issuer’s Series B-2 Cumulative Convertible Preferred Stock.
(2)
Philip D. Turits received 53 shares of Common Stock as a dividend payment for his shares of the Issuer’s Series B-2 Cumulative Convertible Preferred Stock.
(3)
Michael J. Del Giudice received 53 shares of Common Stock as a dividend payment for his shares of the Issuer’s Series B-2 Cumulative Convertible Preferred Stock.
(4)
Jack Rosen received 1,596 shares of Common Stock as a dividend payment for his shares of the Issuer’s Series B-2 Cumulative Convertible Preferred Stock.
(5)
Paul C. O’Brien received 532 shares of Common Stock as a dividend payment for his shares of the Issuer’s Series B-2 Cumulative Convertible Preferred Stock.
(6)
William Rubin received 2,128 shares of Common Stock as a dividend payment for his shares of the Issuer’s Series B-2 Cumulative Convertible Preferred Stock.

(d)  The Reporting Persons are not entitled to the other’s right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock subject to the Support Agreement.

(e)   Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby supplemented as follows:

The information set forth under Item 4 of this Amendment, and the Exhibits filed with the Original Schedule 13D, are incorporated herein by reference.

The foregoing descriptions of the Merger Agreement and the Support Agreement do not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement and Support Agreement. The full text of the Merger Agreement is attached as Exhibit 10.1.1 to the Form 8-K filed on August 30, 2017, as subsequently amended and supplemented, and the full text of the Support Agreement is filed as Exhibit 22 to the Original Schedule 13D, as subsequently amended and supplemented. Both of these exhibits are incorporated herein by reference.

Other than as described in this Amendment, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 6, 2017	/s/ Marvin S. Rosen
Marvin S. Rosen

Dated: September 6, 2017	/s/ Matthew D. Rosen
Matthew D. Rosen

Dated: September 6, 2017	/s/ Philip D. Turits
Philip D. Turits

Dated: September 6, 2017	/s/ Michael J. Del Giudice
Michael J. Del Giudice

Dated: September 6, 2017	/s/ Jack Rosen
Jack Rosen

Dated: September 6, 2017	/s/ Larry Blum
Larry Blum

Dated: September 6, 2017	/s/ Paul C. O’Brien
Paul C. O’Brien

Dated: September 6, 2017	/s/ William Rubin
William Rubin

BIRCH COMMUNICATIONS HOLDINGS, INC.

Dated: September 6, 2017	By: /s/ Gordon P. Williams, Jr.
Name: Gordon P. Williams, Jr.
Title: SVP & General Counsel

Annex A
Principal Occupation of each Reporting Person

Name	Principal Occupation
Marvin S. Rosen	Shareholder at Greenberg Traurig, LLP and Chairman of the Board of Directors of the Issuer
Matthew D. Rosen	Director and Chief Executive Officer of the Issuer
Philip D. Turits	Director, Secretary, Treasurer of the Issuer
Michael J. Del Giudice	Senior Managing Director of Millennium Capital Markets LLC, Senior Managing Director of MCM Securities LLC and Director of the Issuer
Jack Rosen	Chief Executive Officer of Rosen Partners LLC and Director of the Issuer
Larry Blum	Senior Advisor for Marcum LLP and Director of the Issuer
Paul C. O’Brien	President of the O’Brien Group and Director of the Issuer
William Rubin	President of the Rubin Group and Director of the Issuer
Birch Communications Holdings, Inc.	A corporation that delivers leading technology services in customizable voice, internet and cloud bundles for small, mid-size and enterprise businesses.

Annex B

The following is a list of the directors and executive officers of Birch, setting forth the name, business address, present position with Birch and present occupation or employment. All directors and executive officers of Birch listed below are citizens of the United States.

Name	Position with Birch	Principal Occupation (if different from position with Birch)	Business Address
Dr. R. Kirby Godsey	Director and Chairman of the Board of Directors	N/A	3060 Peachtree Road, NW, Suite 1065, Atlanta, Georgia 30305
Anthony A. Tomae	President and Chief Executive Officer	N/A	320 Interstate North Parkway SE, Suite 300, Atlanta, Georgia 30339
James P. O’Brien	Executive Vice President and Chief Operating Officer	N/A	320 Interstate North Parkway SE, Suite 300, Atlanta, Georgia 30339
Kevin M. Dotts	Executive Vice President, Chief Financial Officer	N/A	320 Interstate North Parkway SE, Suite 300, Atlanta, Georgia 30339
Gordon P. Williams	Senior Vice President, Secretary and General Counsel	N/A	320 Interstate North Parkway SE, Suite 300, Atlanta, Georgia 30339
Michelle H. Ansley	Chief Administrative Officer and VP Human Resources	N/A	320 Interstate North Parkway SE, Suite 300, Atlanta, Georgia 30339
Holcombe T. Green, Jr.	Director	N/A	3060 Peachtree Road, NW, Suite 1065, Atlanta, Georgia 30305
Holcombe T. Green, III	Director	Managing Director at Lazard	3060 Peachtree Road, NW, Suite 1065, Atlanta, Georgia 30305